

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

December 18, 2008

Mr. Edmund C. King
Chief Financial Officer
Invisa, Inc.
290 Cocoanut Avenue, Suite 1A
Sarasota, Florida 34243

   RE: **Invisa, Inc.**
      Form 8-K
      File No. 000-50081

Dear Mr. King:

   We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Angela J. Crane
        Accounting Branch Chief